Exhibit 8.1
Subsidiaries of BBVA Argentina

Subsidiary	Jurisdiction of Incorporation	Principal Activity

PSA Finance Argentina Compañía Financiera S.A.	Republic of Argentina	Financial institution
BBVA Asset Management Argentina S.A.U. Sociedad Gerente de Fondos Comunes de Inversión	Republic of Argentina	Investment fund manager
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings)	Republic of Argentina	Pension fund manager
Volkswagen Financial Services Compañía Financiera S.A.	Republic of Argentina	Financial institution
FCA Compañía Financiera S.A	Republic of Argentina	Financial institution